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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                       SHARED TECHNOLOGIES FAIRCHILD INC.
                           (Name of Subject Company)

                       SHARED TECHNOLOGIES FAIRCHILD INC.
                       (Name of Person Filing Statement)

                            ------------------------

                    COMMON STOCK, PAR VALUE $.004 PER SHARE
                         (Title of Class of Securities)

                                   8189051011
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            KENNETH M. DORROS, ESQ.
                                   SECRETARY
                       SHARED TECHNOLOGIES FAIRCHILD INC.
                        100 GREAT MEADOW ROAD, SUITE 104
                        WETHERSFIELD, CONNECTICUT 06109
                                 (860) 258-2400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications
               on Behalf of the Person(s) Filing this Statement)

                            ------------------------

                                    COPY TO:
                              JAMES J. CLARK, ESQ.
                            CAHILL GORDON & REINDEL
                                 80 PINE STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 701-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Shared Technologies Fairchild Inc., a Delaware corporation (the "Company") or ("STF") and the address of the principal executive office of the Company is 100 Great Meadow Road, Suite 104, Wethersfield, CT 06109. The title of the class of equity securities to which this statement relates is Common Stock, par value $.004 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1/13D, dated November 26, 1997 (the "Schedule 14D-1"), of Moonlight Acquisition Corp., a Delaware corporation ("Purchaser") a wholly owned subsidiary of Intermedia Communications Inc., a Delaware corporation ("Parent" or "Intermedia"), to purchase up to 4,000,000 Shares at a price of $15.00 per Share (such amount, or any greater amount paid pursuant to the Offer, the "Per Share Amount"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 26, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal.

    The Offer is being made pursuant to the Agreement and Plan of Merger among Parent, Purchaser and the Company, dated as of November 20, 1997 (the "Merger Agreement"). The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions contained therein, and in accordance with the General Corporation Law of the State of Delaware ("DGCL"), as promptly as practicable after the satisfaction or waiver of the conditions contained therein, and the purchase of Shares pursuant to the Offer, Purchaser will be merged with and into the Company (the "Merger").

    According to the Schedule 14D-1, the address of the principal executive office of Purchaser and of Parent is 3625 Queen Palm Drive, Tampa, FL 33619.

ITEM 3. IDENTITY AND BACKGROUND.

        (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

        (b) Each material contract, agreement, arrangement and understanding between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates and (ii) the Purchaser, Parent, its executive officers, directors or affiliates is described below.

MERGER AGREEMENT

    The following is a summary of certain provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which is filed hereto as
Exhibit 1.

    THE OFFER. The Merger Agreement provides for the making of the Offer. Without the prior written consent of the Company, Purchaser has agreed that it will not (i) decrease or change the form of consideration payable in the Offer,
(ii) decrease the number of Shares sought pursuant to the Offer, (iii) impose additional conditions to the Offer other than those set forth in "Conditions to the Offer", or (iv) change the conditions of the Offer (provided that Parent or Purchaser in its sole discretion may waive any such conditions). The obligation of Purchaser to consummate the Offer and to accept for payment and to pay for any Shares tendered pursuant to the Offer will be subject only to the conditions set forth in "Conditions to the Offer". The Offer may not be extended for more than 20 days beyond its original scheduled expiration date unless any of the conditions to the Offer shall not have been satisfied, in which case the Offer shall remain open until such time as all of the conditions to the Offer have been satisfied; PROVIDED, HOWEVER, in no event will Purchaser be required to extend the Offer beyond February 28, 1998.

    CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if (i) any applicable waiting period under the Hart-Scott-Rodino Antitrust Act of 1976, as amended (the "HSR
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Act") shall not have expired or not been terminated prior to the expiration of the Offer or (ii) at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist: (a) any judgment, order, decree, statute, law, ordinance, rule or regulation entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition shall be in effect preventing the consummation of the Offer; (b) all necessary consents and approvals of any federal, state or local governmental authority or any other third party required for the consummation of the Offer and the transactions contemplated by the Merger Agreement shall not have been obtained except for such consents and approvals the failure to obtain which individually or in the aggregate would not have a material adverse effect on the Surviving Corporation or a Parent Material Adverse Effect (as defined in the Merger Agreement); (c) any of the representations and warranties of Company set forth in the Merger Agreement shall not be true and correct as of July 16, 1997 or any of the representations and warranties set forth in Sections 3.2, 3.3, 3.4, 3.10, 3.14, 3.21, 3.22, 3.23 and 3.29 of the Merger Agreement shall not be true as of the date Parent shall first accept Shares for payment, where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) has, or is likely to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement) or cause any material increase in the consideration required to be paid by Parent and Purchaser effectively to consummate the Offer or the Merger;
(d) the Company shall not have performed any obligation required to be performed by it under the Merger Agreement as of the date Parent shall first accept Shares for payment, where the non-performance of such obligation has, or is likely to have, individually or in the aggregate, a Company Material Adverse Effect or cause any material increase in the consideration required to be paid by Parent and Purchaser effectively to consummate the Offer; (e) the Merger Agreement shall have been terminated in accordance with its terms; or (f) Purchaser and the Company shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder; which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

    The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

    THE MERGER. The Merger Agreement provides that upon the terms and subject to the conditions of the Merger Agreement, and in accordance with relevant law, Purchaser shall be merged with and into the Company as soon as practicable following the satisfaction or waiver, if permissible, of the conditions to the Merger. The Company shall be the Surviving Corporation and shall continue its existence under the laws of Delaware, and the Certificate of Incorporation and the Bylaws of Purchaser as in effect immediately prior to the Effective Time (as defined in the Merger Agreement) shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation (except the name of the Surviving Corporation shall be Shared Technologies Fairchild, Inc.). The directors of Purchaser immediately prior to the Effective Time and the officers of the Company immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective successors are duly elected and qualified. Each share of the common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation, which will thereupon become a direct wholly owned subsidiary of Parent. The parties to the Merger Agreement shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a

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duly executed and verified certificate of merger, as required by the DGCL. The
Merger will become effective upon such filing or at such time thereafter as is provided under applicable law.

    CONSIDERATION TO BE PAID IN THE MERGER. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Purchaser, Parent or any subsidiary of Purchaser or Parent or in the treasury of the Company, all of which shall be cancelled, and other than Dissenting Shares (as defined in the Merger Agreement)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive in cash an amount per Share (subject to any applicable withholding tax) equal to $15.00, without interest.

    Additionally, each share of the Series D Preferred Stock, par value $.01 per share (the "Series D Preferred Stock"), Series I 6% Convertible Preferred Stock (the "Convertible Preferred Stock") and Series J Special Preferred Stock, par value $.01 per share (the "Special Preferred Stock") (collectively, the "Preferred Shares") issued and outstanding immediately prior to the Effective Time (other than the Preferred Shares held by Purchaser, Parent or any subsidiary of Purchaser or Parent or in the treasury of the Company, all of which shall be canceled, and other than Dissenting Shares (as defined in the Merger Agreement)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive in cash an amount per Share (subject to any applicable withholding tax) equal to $15.00 per share of Series D Preferred Stock, $251.21 per share of Convertible Preferred Stock and $109.44 per share of Special Preferred Stock, without interest.

    COMPANY STOCK OPTIONS AND WARRANTS. Prior to the Effective Time, the Company shall take all actions necessary (and Parent and Purchaser consent to the taking of such actions) so that all options and warrants outstanding immediately prior to the Effective Time under any option plan or warrant including, without limitation, the 1994 Director's Option Plan (with respect to which the term of office of each director shall be deemed to have been terminated on May 1, 1998), the 1996 Equity Incentive Plan and Shared Technologies, Inc.'s 1987 Stock Option Plan (all such warrants and options collectively, the ("Company Stock Option Plans") shall be cancelled and terminated at the Effective Time and that each holder of such options and warrants shall receive in the Merger a cash payment equal to the difference between (A) the Merger Consideration (as defined in the Merger Agreement) times the number of Shares subject to such outstanding options or warrants (to the extent then exercisable at prices not in excess of the Merger Consideration) and
(B) the aggregate exercise price of all such outstanding options and warrants. From and after the date hereof, no additional options or warrants shall be granted under the Company Stock Option Plans.

    STOCKHOLDER MEETING. The Merger Agreement provides that the Company will, as soon as practicable following consummation of the Offer, duly call a meeting of its stockholders for the purpose of adopting the plan of merger contained in the Merger Agreement and the transactions contemplated thereby. The Merger Agreement also provides that, subject to the fiduciary duties of its Board of Directors under applicable law as set forth in a written opinion of outside counsel, the Company shall recommend that stockholders of the Company vote in favor of the adoption of the agreement of merger set forth in the Merger Agreement.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to corporate existence and good standing, capital structure, subsidiaries, corporate authorization, absence of changes, Commission filings, consents and approvals, no violations of other agreements, investment banking fees and opinions, employee benefits, labor relations, litigation, taxes, compliance with applicable laws, intellectual property, real property, insurance, material contracts, related party transactions, liens, title to and condition of properties, environmental matters, absence of undisclosed liabilities, pending transactions, certain indemnification agreements and other matters.

                                       3
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    Purchaser and Parent have also made certain representations and warranties with respect to corporate existence and good standing, corporate authorization, Commission filings, consents and approvals, no violations of other agreements, investment banking fees and other matters.

    CONDUCT OF BUSINESS AND OTHER COVENANTS PENDING THE MERGER. Pursuant to the Merger Agreement, the Company has agreed that during the period from the date of the Merger Agreement until the Effective Time, except as otherwise consented to in writing by Purchaser or Parent or as contemplated by the Merger Agreement, it and each of its respective subsidiaries will carry on its business in the ordinary course in substantially the same manner as previously conducted. Specifically, the Company has agreed not to (a) amend its certificate of incorporation or bylaws, (b) issue or sell any shares of capital stock or securities convertible into shares of capital stock, subject to certain exceptions, (c) effect a stock split or declare or make any dividends or other distribution on any shares of its capital stock, (d) incur or assume any new debt or make any loans or capital investments in any other person or entity in excess of $1.0 million, (e) adopt or amend any employee benefit plan or severance arrangement or increase the compensation of its directors or officers or employees generally, subject to certain exceptions, (f) enter into, amend, modify or relinquish any material rights under any material contract, (g) sell, lease, mortgage, pledge or otherwise dispose of any assets or property other than in the ordinary course of business, (h) make or commit to make any material capital expenditure, (i) change its accounting methods, (j) settle any material claim, (k) amend certain indemnfication agreements relating to the Merger Agreement or (l) make any election under the Code that would have a material adverse effect on the Company or the Merger.

    Pursuant to the Merger Agreement, Parent will appoint a senior executive as a management consultant (the "Consultant") to the Company. The Consultant will liaise directly with the executive officers of the Company and shall be informed of and participate in all management decisions. As more fully described in the Merger Agreement, if the Company does not comply with the management decisions and the recommendations of the Consultant, the Purchaser, under certain circumstances, may have the right to terminate the Merger Agreement.

    Pursuant to the Merger Agreement Parent, Purchaser and the Company have agreed to use their respective best efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

    Parent, Purchaser and the Company have also entered into covenants regarding the preparation of the Company's proxy statement, press releases, access to information, notification if any of the representations and warranties are materially untrue, the designation of the directors of the Company, indemnification of directors and officers of the Company, fees and expenses relating to the Merger and stockholder litigation.

    NO SOLICITATION. Pursuant to the Merger Agreement, the Company has agreed that it will not, and it will not permit any of its subsidiaries, officers, directors, employees, representatives and agents to, directly or indirectly, (i) solicit any Company Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any Company Takeover Proposal; PROVIDED, HOWEVER, that if at any time prior to the Company Meeting, the Company Board determines in good faith, after consultation with outside counsel that it is necessary to do so in order to comply with its fiduciary duties to the Company stockholders under applicable law the Company may, in response to a Company Takeover Proposal that was not solicited, furnish confidential information with respect to the Company and participate in negotiations regarding such Company Takeover Proposal. "Company Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company or its subsidiaries or 20% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, or any other transaction the consummation of which

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would reasonably be expected to impede, interfere with, prevent or materially delay the Merger or that would reasonably be expected to dilute materially the benefits to Parent or Purchaser of the transactions contemplated by the Merger Agreement.

    In the event that prior to the Company Meeting (as defined in the Merger Agreement) the Board of Directors determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Board of Directors may (subject to this and the following sentences) (x) withdraw or modify its approval or recommendation of the merger or (y) approve or recommend a Superior Proposal (as defined below) or terminate the Merger Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into any acquisition agreement with respect to a Superior Proposal), but in each of the cases set forth in this clause (y) until a time that is after the fifth business day following the Parent's or Purchaser's receipt of written notice advising Parent or Purchaser that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, to the extent that such identification of such person making such proposal does not breach the fiduciary duties of the Company Board as advised by outside legal counsel. A "Superior Proposal" means any bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of the Company's Common Stock and Company preferred stock then outstanding or all or substantially all the assets of Company and otherwise on terms that the Board of Directors determines in its good faith judgment to be more favorable to the Company's stockholders than the Merger.

    FEES AND EXPENSES. The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses, except that the Company will be required to pay a termination fee and reimburse certain expenses of Parent and Purchaser to Parent or Purchaser under certain circumstances described in "Termination" below.

    CONDITIONS TO THE MERGER. Pursuant to the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, prior to the proposed Effective Time, of the following conditions:
(a) the Merger and the Merger Agreement shall have been validly approved and adopted by the affirmative votes of the holders of a majority of the outstanding Shares entitled to vote thereon; (b) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; and (c) no judgment, order, decree, statute, law ordinance, rule or regulation entered, enacted, promulgated, enforced or issued by any court legal restraint or prohibition shall be in effect preventing the consummation of the Offer or the Merger.

    The obligations of Purchaser and Parent to effect the Merger are further subject to the satisfaction or waiver, where permissible, on or prior to the proposed Effective Time of the following conditions: (a) all of the representations and warranties of the Company set forth in the Merger Agreement shall be true and correct as of July 16, 1997, and the representations and warranties set forth in Sections 3.2, 3.3, 3.4, 3.10, 3.14, 3.21, 3.22, 3.23 and
3.29 of the Merger Agreement shall be true and correct as of the date of the Merger Agreement and the Closing Date (as defined in the Merger Agreement), as if made at and as of such time, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) does not have, and is not likely to have, individually or in the aggregate, a Company Material Adverse Effect or cause any material increase in the consideration required to be paid by Parent and Purchaser effectively to consummate the Merger; (b) the Company shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date; and (c) all necessary consents and approvals of any federal, state or local governmental authority or any other third party required for the consummation of the transactions contemplated by the Merger Agreement shall have been obtained except for such consents and approvals the failure to obtain which individually or in the aggregate would not have a material adverse effect on the Surviving Corporation or a Parent Material Adverse Effect.

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    The obligations of the Company to effect the Merger are further subject to the satisfaction or waiver, where permissible, on or prior to the proposed Effective Time of the following conditions: (a) the representations and warranties of Parent and Purchaser set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such date, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) does not have, and is not likely to have, individually or in the aggregate, a Parent Material Adverse Effect; and
(b) Parent and Purchaser shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Closing Date.

    TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the
Company: (a) by consent of the Boards of Directors of the Company, Parent and Purchaser; (b) by Parent and Purchaser upon notice to the Company if any material default under or material breach of any covenant or agreement in the Merger Agreement by the Company shall have occurred and shall not have been cured within ten days after receipt of such notice, or any representation or warranty contained herein on the part of the Company shall not have been true and correct in any material respect at and as of the date made; (c) by the Company upon notice to Parent and Purchaser if any material default under or material breach of any covenant or agreement in the Merger Agreement by Parent or Purchaser shall have occurred and shall not have been cured within ten days after receipt of such notice, or any representation or warranty contained herein on the part of Parent or Purchaser shall not have been true and correct in any material respect at and as of the date made; (d) by Parent and Purchaser, on the one hand, or the Company, on the other, upon notice to the other if the Merger shall not have become effective on or before September 30, 1998, unless such date is extended by the consent of the Boards of Directors of the Company, Parent and Purchaser evidenced by appropriate resolutions; PROVIDED, HOWEVER, that the right to terminate the Merger Agreement under Section 7.1(d) of the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; (e) by any of Parent Purchaser and the Company if the approval of the stockholders of the Company required for consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or any adjournment thereof, (f) by Parent or Purchaser, if Section
5.5 of the Merger Agreement shall be breached by the Company or any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative of the Company, in any material respect and the Company shall have failed promptly to terminate the activity giving rise to such breach and use best efforts to cure such breach upon notice thereof from Parent or Purchaser, or the Company shall breach Section 5.5 of the Merger Agreement by failing to promptly notify Parent or Purchaser as required thereunder; (g) by Parent or Purchaser if, at any time, (i) the Company shall have withdrawn or modified in any manner adverse to Parent or Purchaser its approval or recommendation of the Merger Agreement or the Merger or failed to reconfirm its recommendation within 15 business days after a written request to do so, or recommended any Company Takeover Proposal or (ii) the Board of Directors of Company or any committee thereof shall have resolved to take any of the foregoing actions; (h) by the Company if it elects to terminate the Merger Agreement in accordance with Section 5.5(b) of the Merger Agreement; PROVIDED that it has complied with all provisions thereof, including the notice provisions therein, and that it complies with applicable requirements relating to the payment (including the timing of the payment) of the termination fee required by Section 7.3 of the Merger Agreement; or (i) by Parent or Purchaser in accordance with the provisions of the last paragraph of Section 5.1 of the Merger Agreement; provided that it has complied with all provisions thereof, including the notice provisions therein.

    EFFECT OF TERMINATION. In the event of the termination of the Merger Agreement pursuant to the provisions of Section 7.1, the provisions of the Merger Agreement (other than Sections 5.10, 7.2, 7.3 and 7.4 thereof) shall become void and have no effect, with no liability on the part of any party hereto or its stockholders or directors or officers in respect thereof, except as set forth in Sections 7.3 and 7.4 of the Merger Agreement PROVIDED that nothing contained herein shall be deemed to relieve any party of any liability it may have to any other party with respect to a breach of its obligations under the Merger Agreement.

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    TERMINATION PAYMENT.  As compensation for entering into the Merger
Agreement, taking action to consummate the transactions hereunder and incurring the related costs and expenses related thereto and other losses and damages, including the foregoing of other opportunities, Company and Parent have agreed that the Company shall pay to Parent the sum of $10.0 million plus all reasonably documented out-of-pocket expenses (including, but not limited to, the reasonable fees and expenses of counsel and its other advisers) of Parent and Purchaser incurred in connection with the transactions contemplated by the Merger Agreement (including the preparation and negotiation of the Merger Agreement) promptly after, but in no event later than two days following, whichever of the following first occurs: (i) Parent or Purchaser shall have exercised its right to terminate the Merger Agreement pursuant to (b), (f), (g) or (i) of the "Termination" section above; or (ii) the Company shall have exercised its right to terminate the Merger Agreement pursuant to (e) or (h) of the "Termination" section above. The Company shall not be obligated to make any such payment if at the time such payment becomes due Parent or Purchaser is in material breach of its obligations under the Merger Agreement.

    Pursuant to the Merger Agreement, Parent has paid to the Company $26,250,000 as a "Good Faith Deposit." The Company has paid from the proceeds of the Good Faith Deposit an amount equal to $15,000,000 to Tel-Save Holdings, Inc. ("Tel-Save") to satisfy termination fees arising from Company's termination of the Tel-Save Merger Agreement (the "Tel-Save Merger Agreement"). Company has paid an amount equal to $11,250,000 to Tel-Save in exchange for the termination of any options to purchase Company Common Stock held by Tel-Save under that certain Option Agreement dated as of July 16, 1997 by and between Tel-Save and Company. In the event that Parent or Purchaser terminates the Merger Agreement pursuant to Section (a), (b), (f), (g) or (i) of the "Termination" section above or Company terminates the Merger Agreement other than pursuant to Section (c) or
(d) of the "Termination" section above, then Company must repay all such amounts to Purchaser.

    PARTIES IN INTEREST. Nothing in the Merger Agreement is intended to confer upon any person, other than the parties thereto, any rights or remedies.

    TIMING. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors. Although Parent has agreed to cause the Merger to be consummated on the terms and subject to the conditions set forth above, there can be no assurance as to the timing of the Merger.

    PUBLIC ANNOUNCEMENTS. Parent and the Company agreed to consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger Agreement or any transaction contemplated therein and not to issue any such press release or make any such public statement prior to such consultation, except as may be required by law.

    NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. No representations, warranties or agreements in the Merger Agreement or in any instrument delivered by Parent, Purchaser or the Company pursuant to the Merger Agreement will survive the Merger.

    DELAWARE LAW. The Board of Directors of the Company has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Stock Purchase Agreement and the Merger. Accordingly, the restrictions of
Section 203 of the DGCL do not apply to the transactions contemplated by the Offer, the Stock Purchase Agreement and the Merger Agreement. Section 203 of the DGCL prevents an "interested stockholder" (generally, a stockholder owning or having the right to acquire 15% or more of a corporation's outstanding voting stock or an affiliate or associate thereof) from engaging in a "business combination" (defined to include a merger and certain other transactions) with a Delaware corporation for a period of three years following the date on which such stockholder became an interested stockholder unless (i) prior to such time, the corporation's board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. As described above, the foregoing description of
Section 203 of the DGCL does not apply to the Offer, the Stock Purchase Agreement or the Merger.

    APPRAISAL RIGHTS. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares will have certain rights under Section 262 of the DGCL to demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

    If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses such stockholder's right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw such stockholder's demand for appraisal by delivery to Purchaser of a written withdrawal of such stockholder's demand for appraisal and acceptance of the Merger.

    Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

STOCK PURCHASE AGREEMENT

    In connection with the execution of the Merger Agreement, Parent, Purchaser and Company entered into a stock purchase agreement (the "Stock Purchase Agreement"). The following is a summary of the material terms of the Stock Purchase Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is filed hereto as Exhibit 2.

    Pursuant to the terms of the Stock Purchase Agreement, Parent purchased all of the shares of the Convertible Preferred Stock owned by RHI Holdings, Inc. ("RHI") on November 25, 1997, consisting of 250,000 shares of the Convertible Preferred Stock, for an aggregate purchase price of $62,833,815. The 250,000 shares of the Convertible Preferred Stock which were sold to Parent by RHI constitute all of the issued and outstanding shares of the Convertible Preferred Stock.

LOAN AGREEMENT

    In connection with the execution of the Merger Agreement, Parent, Purchaser and Company entered into a loan agreement (the "Loan Agreement"). The following is a summary of the material terms of the Loan Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is filed hereto as Exhibit 3.

    Pursuant to the terms of the Loan Agreement if the Company elects to redeem the Special Preferred Stock, Parent will lend to the Company $21,918,000 in accordance with the terms of the promissory note to be issued by the Company. Payments of the principal amount on the promissory note shall be made at the same time and on the same terms as payments of the liquidation preference were required to be made under the terms of the Special Preferred Stock issued by the Company. Interest on the promissory note shall accrue and be payable on the same terms as dividends were payable under the terms of the Special

Preferred Stock. In the event that the Company does not elect to redeem the Special Preferred Stock pursuant to the terms of the Loan Agreement, then all issued and outstanding shares of the Special Preferred Stock will be redeemed for cash in the Merger pursuant to the terms of the Merger Agreement. On November 24, 1997 the Company redeemed the Special Preferred Stock and the Purchaser loaned the Company $21,899,455 in cash for such redemption.

STOCK OPTION AGREEMENT

    Simultaneously with the execution of the Merger Agreement, Parent and certain investors named therein (the "Investors") entered into a stock option agreement (the "Stock Option Agreement") pursuant to which Intermedia was granted irrevocable stock options to purchase from certain investors of the Company their outstanding common stock of the Company, which together with shares owned directly by Intermedia gives Intermedia control of approximately 50.7% of the Company's outstanding shares of common stock on a fully diluted basis. The following is a summary of the material terms of the Stock Option Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is filed hereto as Exhibit 4.

    OPTION. To induce Parent and Purchaser to enter into the Merger Agreement and subject to the terms and conditions set forth in the Stock Option Agreement, each of the Investors has granted Parent its respective Investor option to purchase its respective Option Shares (as defined in the Stock Option Agreement) at $15.00 per Share. Parent may assign to any subsidiary or affiliate of Parent (including Purchaser) the right to exercise the Investor options. Each Investor option may be exercised individually from each Investor, in whole or in part, at any time or from time to time, on or after November 20, 1997 and prior to the close of business on the earlier of (i) the second business day after the termination of the Merger Agreement; (ii) the Effective Time; and (iii) the date of the termination of the Stock Option Agreement (such earliest date, the 'Termination Date").

    VOTING OF SHARES. Each Investor, until the Termination Date, shall cause the Shares owned by such Investor to be voted at any meeting of the stockholders of the Company or in any consent in lieu of such a meeting in favor of the consummation of the transactions contemplated by the Merger Agreement, against any transactions inconsistent therewith, and as otherwise reasonably requested by Purchase in order to carry out the purposes of the Merger Agreement.

    IRREVOCABLE PROXY. Each Investor has irrevocably appointed Parent, until the Termination Date, as its attorney and proxy pursuant to the provisions of
Section 212 of the DGCL, with full power of substitution, to vote and take other actions (by written consent or otherwise) in favor of the consummation of the transactions contemplated by the Merger Agreement, against any transactions inconsistent therewith, and as otherwise reasonably required in order to carry out the purposes of the Merger Agreement with respect to the Option Shares (and all other securities issued to such Investor in respect of the Shares) which each Investor is entitled to vote at any meeting of stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) or in respect of any consent in lieu of any such meeting or otherwise. This proxy and power of attorney is irrevocable and coupled with an interest in favor of Parent. Each Investor has revoked all other proxies and powers of attorney with respect to the Option Shares (and all other securities issued to such Investor in respect of the Option Shares) which it may have heretofore appointed or granted. No subsequent proxy or power of attorney may be given or written consent executed (and if given or executed, will not be effective) by the Investors with respect thereto.

    RESTRICTIONS ON TRANSFER. Each Investor has covenanted and agreed that, until the expiration of the Investor options as provided in the Stock Option Agreement, except as contemplated by the Stock Option Agreement, the Investor shall not, and shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on the Investor's voting rights, charge or other encumbrance of any nature whatsoever with respect to the Option Shares.

    NO SOLICITATION. Except as provided in the Stock Option Agreement, each Investor shall not, directly or indirectly, through any agent or representative or otherwise, (i) solicit, initiate or encourage the submission of any proposal or offer from any individual, corporation, partnership, limited partnership, syndicate, person (including, without limitation, a person" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), trust, association or entity or government, political subdivision, agency or instrumentality of a government (collectively, other than Parent and any affiliate of Parent, a "Person") relating to (a) any acquisition or purchase of all or any of the Option Shares or (b) any acquisition or purchase of all or any portion of the assets of, or any equity interest in, the Company or any subsidiary of the Company or any business combination with the Company or any subsidiary of the Company or (ii) participate in any negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate or facilitate or encourage, any effort or attempt by any Person to do or seek any of the foregoing. Each Investor immediately shall cease and cause to be terminated all existing discussions or negotiations of the Investor and its agents or other representatives with any Person conducted heretofore with respect to any of the foregoing. Each Investor shall notify Parent promptly if any such proposal or offer, or any inquiry or contact with any Person with respect thereto, is made and shall, in any such notice to Parent, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or contact.

SETTLEMENT AGREEMENT

    In connection with entering into the Merger Agreement, the Company, Intermedia, Purchaser, Tel-Save and a wholly owned subsidiary of Tel-Save, have entered into a Settlement Agreement which provides, among other things, for (i) a dismissal of the litigation commenced by Intermedia in Chancery Court of Delaware, New Castle County seeking to enjoin the Tel-Save Merger; (ii) releases and covenants not to sue in connection with the Merger Agreement and the termination of the Tel-Save merger agreement; and (iii) an agreement by Tel-Save that for a period of one year or the earlier termination of the Merger Agreement, Tel-Save will not to acquire or make any attempts to acquire the Company. This summary is not a complete description of the terms thereof and is qualified in its entirety by reference to the full text thereof which is filed hereto as Exhibit 5.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) Recommendations of the Board of Directors.

    The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company. The Board of Directors unanimously recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

    (b) Background: Reasons for the Recommendation.

    Since the third quarter of 1996, STF has from time to time explored the possibility of either a sale of STF or a strategic merger with a third party in the telecommunications industry.

    In the third quarter of 1996, Credit Suisse First Boston Corporation ("CSFB"), acting as financial advisor for STF, arranged for a meeting between Mr. Autorino, Mr. Ruberg, the Chairman and Chief Executive Officer of Intermedia and Intermedia's financial advisors, Bear Stearns & Co., to explore the possibility of a merger transaction. Intermedia entered into a confidentiality agreement, filed hereto as Exhibit 6 with STF on September 18, 1996 and visited STF's facilities on a number of occasions.

    In discussions with STF, Intermedia raised the possibility of a stock merger at a ratio of approximately .4 shares of Intermedia common stock for every share of STF Common Stock. Under the Intermedia proposal, the conversion ratio would have resulted in an exchange of $12 of Intermedia stock (then trading at $30 per share) for every share of STF Common Stock, with, however, a right on the part of Intermedia to terminate the transaction if the price of its stock fell below $25 per share or rose above $35 per share. Given the lack of substantial liquidity of Intermedia's common stock, Intermedia's highly leveraged capital structure, and the need to obtain the prior approval of Intermedia's bondholders, this proposal was deemed unacceptable by representatives of STF.

    On January 22, 1997, a meeting was held between Mr. Autorino and others on behalf of STF and Mr. Ruberg and others on behalf of Intermedia. At the meeting, Intermedia revised their proposal such that one-half of the consideration would be in common stock of Intermedia and one-half in a form of preferred stock, with the STF Special Preferred held by RHI to be acquired for $10 per share in cash. Because the preferred stock of Intermedia to be paid to stockholders of STF was not convertible into common stock, and because of continued concerns regarding the liquidity of Intermedia's common stock and its highly leveraged capital structure, the proposal was deemed to be unacceptable by STF.

    In March 1997, a discussion took place between Mr. Steiner, Vice-Chairman of the STF Board and Chairman and Chief Executive Officer of The Fairchild Corporation ("TFC"), a holder of approximately 40% of the STF Common Stock, and Mr. Ruberg in which Mr. Steiner invited Intermedia to make a further proposal. None was made at the meeting or at any time prior to July 14, 1997.

    The price of Intermedia's stock experienced volatility during the fourth quarter of 1996 and the first quarter of 1997. During the fourth quarter of 1996, Intermedia's stock closed as high as $33 3/4 and as low as $21 1/2. During the first quarter of 1997, it ranged from a high of $26 to a low of $13 7/8 the price at which it closed on the last day of the quarter.

    On January 8, 1997, Mr. Autorino met in Tulsa, Oklahoma with Keith E. Bailey, Chairman and CEO of The Williams Companies, Inc., corporate parent of WilTel Communications, LLC ("WilTel"). WilTel entered into a confidentiality agreement with STF and commenced examination of STF's financial information. Mr. Autorino indicated to Mr. Bailey that STF was looking for a price in excess of $10 per share. WilTel made no proposal.

    On February 13, 1997, Mr. Autorino met again with Mr. Bailey in Houston, Texas. Representatives from SG Warburg were also in attendance. No agreement was reached.

    Providence Equity Partners ("Providence") entered into a confidentiality agreement on June 13, 1997 in order to examine information relating to STF. Thereafter, in a conversation with Mr. Donald Miller, a director of STF and a Senior Vice President of TFC, a representative of Providence offered to pay $9 in cash for STF, which price was deemed to be inadequate.

    On June 5, 1997, Mr. Daniel Borislow, Chairman and CEO of Tel-Save and Mr. Edward B. Meyercord, III, Executive Vice President of Tel-Save, met with Mr. Borer and Mr. Steiner to discuss possible synergies between STF and Tel-Save. Mr. Borer visited the offices of Tel-Save in New Hope, Pennsylvania on June 9 to discuss Tel-Save and its business. On June 10, in a conversation with Mr. Steiner, Mr. Borislow indicated a willingness on the part of Tel-Save to consider a merger of Tel-Save and STF at a price of $11 per share in Tel-Save Common Stock. Mr. Steiner expressed his belief that STF might be willing to consider favorably a transaction with Tel-Save in that price range. Mr. Borislow indicated that he would contact STF when, and if, Tel-Save was prepared to enter into further discussions.

    On June 12, 1997, a meeting was held at TFC's offices, at which Mr. Steiner, Mr. Autorino, various other executives and directors from STF and Salomon Brothers Inc ("Salomon Brothers") discussed the interest of Tel-Save in merging with STF and other strategic alternatives. Mr. Steiner and Mr. Autorino also spoke with Mr. Borislow by telephone and discussed further the possibility of a merger at a price of $11 per share in Tel-Save Common Stock. Mr. Borislow again indicated that he would contact STF when, and if, Tel-Save was prepared to enter into further discussions.

    On July 7, 1997, Tel-Save contacted STF indicating that Tel-Save was prepared to pursue the earlier discussions. A conference call was held on July 8, 1997 between Mr. Borislow and Mr. Meyercord of Tel-Save and representatives of STF, including certain executive officers of STF, STF's attorneys and STF's financial advisor, Salomon Brothers, and certain officers of TFC, to discuss the possible terms of a merger, but no agreement was reached. Tel-Save and STF entered into a reciprocal confidentiality agreement on July 11, 1997 in order to conduct due diligence investigations with respect to each other. discussions between representatives of Tel-Save and STF continued between July 10 and July 13 on due diligence issues, the terms of a possible transaction and the language of a possible merger agreement. On July 11, 1997, Mr. Vincent DiVincenzo, STF's Chief Financial Officer, and Mr. Paul R. Barry, Jr., STF's Senior Vice President of Business Development, met with Tel-Save employees and representatives from Salomon Brothers, Deutsche Morgan Grenfell ("DMG"), BDO Seidman, LLP and Arthur Andersen LLP at the offices of Tel-Save to pursue further due diligence inquiries regarding Tel-Save and STF.

    On the morning of July 14, 1997, in response to trading activity in STF's common stock, STF publicly announced that it was engaged in discussions regarding a possible sale or merger of STF. On the afternoon of July 14, Mr. Autorino received a telephone call from Robert M. Manning, Senior Vice President and Chief Financial Officer of Intermedia, expressing renewed interest on the part of Intermedia in a transaction with STF at $12 per share payable in cash. Mr. Autorino invited representatives of Intermedia to meet with him the next day in STF's offices in Wethersfield, Connecticut.

    On July 15, 1997, Mr. Manning and others from Intermedia met with representatives of STF in STF's Wethersfield offices. At that time, the representatives of Intermedia indicated that it would only pay one-half of the purchase price in cash with the remainder in stock of Intermedia. They also stated that Intermedia would pay cash for the Special Preferred Stock held by RHI. Mr. Steiner spoke by telephone with Mr. David C. Ruberg, Chairman and CEO of Intermedia, who did not attend the meeting in Wethersfield, and inquired whether any proposal that Intermedia intended to make would be subject to further due diligence or other conditions. Mr. Ruberg said he did not know but would call back Mr. Steiner and list all conditions. Mr. Ruberg returned Mr. Steiner's call, but was unable to state what conditions or contingencies would be placed on any offer Intermedia might make. He also noted that he would be unable to attend any meetings.

    Later on the evening of July 15, 1997, in the offices of Intermedia's financial advisor, representatives of Intermedia and STF met again. At that meeting, Intermedia indicated that it would not pay any portion of the acquisition price in cash and that the consideration for any merger would be paid entirely in the stock of Intermedia, and that Intermedia was not willing to enter into any definitive agreement with STF until the close of trading on July 18, 1997.

    On the morning of July 16, 1997, Mr. Borislow telephoned Mr. Autorino and advised him that the Board of Directors of Tel-Save had voted to approve a transaction with STF and that he was flying to New York to conclude a deal with STF. Mr. Borislow indicated that, if no deal were signed with STF on that day, Tel-Save would terminate all further discussions.

    Representatives of STF and Tel-Save met in New York on July 16. STF informed Tel-Save that it had received an offer from Intermedia and asked Tel-Save to improve its offer. Tel-Save reiterated its intention to terminate further discussions if no merger agreement were signed that day. After further discussion, including discussions with its financial advisor, Salomon Brothers, Tel-Save indicated that it would pay a minimum price of $11.25 per share of Tel-Save Common Stock for each share of STF, with a formula that would permit the price paid to the stockholders of STF to rise by 30% of any amount above $20 at which the Tel-Save shares trade over fifteen consecutive trading days ending on the trading day three trading days immediately prior to the time of the merger, while still allowing STF to terminate the merger agreement if the price of Tel-Save Common Stock fell below $10 per share for any period of twenty consecutive trading days. The Tel-Save Common Stock closed at $21 per share on July 16. Representatives of STF also advised Tel-Save that it would only sign an agreement that contained a satisfactory provisions permitting the STF

Board to terminate any merger agreement if it deemed it necessary to do so in order to fulfill its fiduciary obligations to STF's stockholders. Tel-Save stated that it would agree to such a provisions in the merger agreement, subject to certain conditions.

    In light of (i) STF's concerns that Intermedia would be unwilling or unable to conclude a transaction, particularly in light of its inability to reach agreement on a transaction earlier in the year, its failure to pursue actively a transaction thereafter and its unwillingness to enter into a definitive agreement prior to the evening of July 18, and the reasons therefor, (ii) the continued volatility of Intermedia's stock price, (iii) Intermedia's highly leveraged capital structure, (iv) the fact that Intermedia's proposal was subject to uncertain conditions, (v) Tel-Save's stated intention to terminate its offer if a definitive agreement was not signed on July 16, 1997, (vi) STF's ability to terminate the merger agreement with Tel-Save if a superior proposal were made and (vii) the unwillingness of RHI, STF's largest stockholder, to approve a transaction that did not provide for cash payment of the STF Special Preferred, STF determined to concentrate its efforts on a transaction with Tel-Save.

    On July 16, 1997, a Special Meeting of the Board of Directors of STF was held at which recent developments were reviewed. A representative of Salomon Brothers, in its capacity as a financial advisor to STF, compared the Tel-Save offer with features of the proposal from Intermedia. Thereafter, representatives of DMG made a presentation to the Board relating to the fairness of the Tel-Save offer and the expected synergies from the proposed merger. DMG opined that, as of that date, the Tel-Save offer was fair to the holders of the common stock of STF from a financial point of view. At a meeting of the STF Board held on July 16, 1997, the STF Board approved the merger with Tel-Save and STF. On July 16, 1997, Tel-Save and a wholly owned subsidiary of Tel-Save entered into a merger agreement with STF. STF and Tel-Save subsequently called for special meetings of their respective shareholders to be held on December 1, 1997 to approve the merger of STF into the Tel-Save subsidiary.

    On Friday, November 14, 1997, Mr. Ruberg of Intermedia telephoned Mr. DiVincenzo indicating a desire to speak to Mr. Autorino. On November 15, Mr. Autorino called Mr. Ruberg who advised him of Intermedia's present interest in acquiring STF. Mr. Autorino told Mr. Ruberg that, pursuant to the terms of the Tel-Save merger agreement, he was not able to discuss such interest except in the context of a written offer.

    On Monday, November 17, 1997, Mr . Ruberg transmitted to Mr. Autorino a written offer to acquire STF by means of a merger in which holders of common stock of STF would receive $15.00 per share in cash, subject to certain terms and conditions. By its terms, the offer was to expire on November 25 at 8 a.m.
(EST).

    On the same day, Intermedia filed a lawsuit in Chancery Court, Delaware against STF, its directors and Tel-Save, seeking, among other relief, to enjoin steps to consummate a merger with Tel-Save, captioned INTERMEDIA COMMUNICATIONS, INC., ET AL. v. SHARED TECHNOLOGIES FAIRCHILD, INC., ET AL., C.A. 10638.

    Late in the day on November 17, 1997, the STF Board met with respect to the Intermedia offer. Consistent with the terms of the Tel-Save merger agreement, the Board voted to authorize discussions with representatives of Intermedia concerning its offer and the furnishing of information to them as appropriate. The Board directed CSFB, as its financial advisor, to explore the conditions to the Intermedia offer. CSFB telephoned Mr. Ruberg and arranged to meet the next day.

    On November 18, 1997, CSFB and STF's counsel met with Mr. Ruberg and Intermedia's financial advisor and counsel. Following such meeting, the STF Board met to hear a report from CSFB and STF's counsel outlining the principal terms of the Intermedia offer. At the meeting, Mr. Steiner read a letter addressed to the STF Board from Mr. Borislow of Tel-Save in which Tel-Save offered to lock in the exchange ratio in the Tel-Save merger agreement at a fixed level of .575 Tel-Save shares for each STF share. At the then current price of Tel-Save shares, the revised exchange ratio would result in STF shareholders receiving $13.23 in Tel-Save stock for each share of STF. Mr. Borislow also requested the STF

Board to agree to amend the merger agreement to eliminate the STF Board's ability to terminate the merger agreement. He further stated that Tel-Save was giving the STF Board until the conclusion of its meeting to accept this offer.

    Mr. Steiner spoke with both Mr. Ruberg and Mr. Borislow, after the conclusion of the November 18 STF Board meeting, and arranged to meet with them the next day. In addition, on the evening of November 18, Mr. Steiner and Donald Miller, an executive of TFC and a director of STF, met with Mr. Ruberg and discussed various aspects of the Intermedia proposal with him. On November 19, 1997, Mr. Steiner and Mr. Autorino met separately and jointly with Messrs. Ruberg and Manning of Intermedia and Mr. Borislow and other representatives of Tel-Save to explore various alternatives. In the course of these discussions, Intermedia expressed a willingness to (a) reimburse certain expenses of STF which would be due Tel-Save in the event of a termination of the Tel-Save merger agreement; and (b) pay Tel-Save certain sums to purchase certain 12 1/4% Senior Subordinated Discount Notes Due 2006 of STF held by Tel-Save and for Tel-Save to agree to amend a Long Distance Agreement entered into by Tel-Save and STF on November 13, 1997 to permit an early termination thereof without penalty to STF.

    On the evening of November 19 and during the day on November 20, 1997, representatives of Intermedia, STF and Tel-Save met to explore such proposals and negotiate the terms thereof. On the evening of November 20, 1997, the STF Board met and, after receiving the oral opinion of CSFB that the revised Intermedia offer was fair from a financial point of view to the shareholders of STF (other than Intermedia, TFC and RHI), voted to terminate the Tel-Save merger agreement and approve the Intermedia merger agreement. The Board also approved the vesting of certain director stock options; the redemption of the Special Preferred Stock held by RHI (subject to bank approval) with the proceeds of a loan made by Intermedia and the waiver of certain transfer restrictions in a shareholder agreement with Mr. Autorino and a subsidiary of TFC. On the morning of November 21, 1997, the merger agreement with Intermedia was publicly announced and the Delaware litigation brought by Intermedia was dismissed with prejudice.

    In reaching its conclusion to approve the Intermedia merger agreement, the STF Board considered the following material information and factors:

        (1) the familiarity of the Board of Directors with STF's business, financial condition, results of operations, properties and prospects as an independent entity, and the nature of the industry in which it operates;

        (2) the terms and structure of the transaction and the terms and conditions of the Merger Agreement, particularly that Intermedia was offering $15.00 in cash and would commence a tender offer almost immediately for up to 4,000,000 shares of STF Common Stock and that there were fewer conditions to closing than in the Tel-Save merger agreement;

        (3) that the economic terms of the Intermedia proposal were superior to those offered in the Tel-Save merger agreement and represented a significant premium to STF's stock price prior to the Intermedia proposal;

        (4) the oral opinion of CSFB to the STF Board that, based upon and subject to certain factors and assumptions, as of such date, the consideration to be received from Intermedia was fair from a financial point of view to the holders of STF Common Stock (other than Intermedia, TFC and RHI);

        (5) the ability of STF to consummate the Offer and the Merger without having to raise additional financing; and

        (6) the willingness of TFC and Mr. Autorino to enter into the Stock Option Agreement.

    The foregoing discussion of the information and factors considered and given weight by the STF Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Merger, the STF Board did not find it practicable to and did not attempt to rank or assign relative weights to these factors. In addition, individual members of the STF Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The Company has retained CSFB to act as its exclusive financial advisor in connection with any proposed acquisition of the Company. Pursuant to the engagement letter between the Company and CSFB, the Company has agreed to pay CSFB a fee of $5,000,000 for CSFB's financial advisory services. The Company has agreed to reimburse CSFB for all out-of-pocket expenses incurred by CSFB in connection with its activities under such engagement letter, including fees and expenses of CSFB's legal counsel. The Company has agreed to pay DMG $600,000 for DMG's services in rendering the fairness opinion with respect to the Tel-Save merger agreement. Salomon Brothers will receive $2,000,000 from the Company for advisory work performed in connection with the sale of the Company.

    Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, except for shares the sale of which may trigger liability for the holder(s) under Section 16 (b) of the Securities Exchange Act of 1934, as amended, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power in the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth above in Items 3(b) and 4(b), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth above or in Items 3(b) or 4(b) above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  Agreement and Plan of Merger, dated as of November 20, 1997 among the Company,
           Purchaser and the Parent.

Exhibit 2  Stock Purchase Agreement dated as of November 24, 1997 among Parent, RHI
           Holdings, Inc. and the Company.

Exhibit 3  Loan Agreement dated as of November 20, 1997 between Purchaser and Company.

Exhibit 4  Stock Option Agreement dated as of November 20, 1997 among Purchaser, Company and certain Investors named therein.

Exhibit 5  Settlement Agreement dated as of November 20, 1997 among Parent, the Purchaser, the Company and Tel-Save Holdings, Inc.

Exhibit 6  Confidentiality Agreement dated as of September 18, 1996 among the Parent and the Company.

Exhibit 7  Fairness Opinion of Credit Suisse First Boston Corporation dated as of November
           26, 1997 (included as Annex A hereto).

Exhibit 8  Offer to Purchase.*

Exhibit 9  Letter of Transmittal.*

------------------------

*   Included in the materials sent to stockholders of the Company

                                                                         ANNEX A

                                                               November 26, 1997

The Board of Directors
Shared Technologies Fairchild Inc.
100 Great Meadow Road
Wethersfield, CT 06109

Dear Sirs and Madam:

You have asked us to advise you with respect to the fairness to the stockholders of Shared Technologies Fairchild Inc. (the "Company"), other than Intermedia Communications Inc. (the "Acquiror") and The Fairchild Corporation and RHI Holdings, Inc. (collectively, "Fairchild/RHI"), from a financial point of view, of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of November 20, 1997 (the "Merger Agreement"), among the Company, the Acquiror, and Moonlight Acquisition Corp. (the "Sub"). The Merger Agreement provides, among other things, that (i) the Sub will commence, as soon as practicable, a cash tender offer to acquire 4,000,000 of the issued and outstanding shares of Company common stock, par value $0.004 per share (the "Common Shares") at a price of $15.00 per Common Share, net to the seller (the "Offer"); (ii) promptly following the consummation of the Offer, the Sub will be merged with and into the Company with the Company as the surviving corporation (the "Merger"); (iii) the Company will become a wholly owned subsidiary of the Acquiror as a result of the Merger; and (iv) each of the then outstanding Common Shares will be converted into the right to receive $15.00 cash.

Immediately prior to the execution of the Merger Agreement, the Acquiror entered into a stock option agreement (the "Option Agreement") with certain stockholders of the Company granting the Acquiror an exclusive and irrevocable option to (i) purchase from Fairchild/RHI (x) 6,225,000 Common Shares at $15.00 net to the seller in cash per share and (y) 250,000 shares of the Company's Convertible Preferred Stock at $15.00 multiplied by the number of shares of Common Stock into which such share of the Company's Convertible Preferred Stock is convertible; (ii) purchase from Anthony D. Autorino 870,416 Common Shares and options to purchase 296,667 Common Shares at $15.00 net to the seller in cash per share; and (iii) purchase from Jeffrey J. Steiner up to 47,500 Common Shares and options to purchase 116,667 Common Shares at $15.000 net to the seller in cash per share. The Option Agreement also provides for each stockholder named in the preceding sentence to irrevocably appoint the Acquiror its attorney and proxy to, among other things, vote and take other actions in favor of the consummation of the transactions contemplated by the Merger Agreement. The shares to which the Acquiror was granted an irrevocable option to purchase under the Option Agreement, together with the shares owned directly by the Acquiror, will give the Acquiror control of slightly in excess of 50% of the Company's common stock on a fully diluted basis.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as the Merger Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the Company's management to discuss the business and prospects of the Company.

We have also considered certain financial and stock market data of the Company, and we have compared those data with similar data for other publicly held companies in businesses similar to the Company and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects.

With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist as of the date hereof and as can be evaluated on the date hereof.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. In the past, we have performed certain investment banking services for the Company and the Acquiror and have received customary fees for such services.

In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Company in connection with its consideration of the Offer and the Merger, does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger or whether such stockholder should tender shares pursuant to the Offer and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the stockholders of the Company in the Offer and the Merger is fair to such stockholders, other than the Acquiror and Fairchild/RHI, from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                               NOVEMBER 26, 1997

Dear Stockholders:

    I am pleased to inform you that on November 20, 1997, Shared Technologies Fairchild Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement") with Intermedia Communications Inc. ("Parent") and Moonlight Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Parent, pursuant to which Purchaser commenced on November 26, 1997 a tender offer for up to 4,000,000 shares of Shared Technologies Common Stock for $15.00 per share in cash.

    Following the completion of the tender offer, upon the terms and subject to conditions of the Merger Agreement, Purchaser will be merged into Shared Technologies (the "Merger"), and each share of Shared Technologies Common Stock will be converted into the right to receive $15.00 in cash, the same price per share paid pursuant to the tender offer.

    Your Board of Directors has unanimously approved the tender offer and the Merger, has determined that the tender offer and the Merger are fair to, and in the best interests of Shared Technologies and its stockholders, and recommends that stockholders accept the tender offer and tender all their shares pursuant to the offer.

    In arriving at its decision, your Board of Directors gave careful consideration to a number of factors. Among these was the written opinion of Credit Suisse First Boston Corporation, financial advisor to Shared Technologies, that, as of the date of such opinion and on the basis of and subject to the matters set forth therein, the cash consideration to be received by the holders of Shared Technologies Common Stock in the tender offer and the Merger was fair, from a financial point of view, to such holders. The opinion of Credit Suisse First Boston Corporation is attached hereto as Annex A.

    Accompanying this letter is a copy of Shared Technologies' Solicitation Recommendation on Schedule 14D-9, Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the tender offer and provide instructions as to how you may tender your shares. You are urged to read all the materials carefully and consider all the factors set forth therein before making a decision with respect to the tender offer.

                                          Sincerely,
                                          Anthony D. Autorino
                                          Chairman and Chief Executive Officer